ASI Entertainment, Inc.
     Registered Office: 954 Lexington Ave., Suite 242, New York, 10021, NY Postal Address: Level 1, 45 Exhibition Street, Melbourne, Vic., 3000,
                                   Australia
          t : +61.3.9016 3021     +1 210 775 2468  f: +61 3 9662 4266



 May 18, 2010


 Mr D. R. Humphrey
 Branch Chief
 Division of Corporate Finance
 United States Securities and Exchange Commission
 100 F Street N.E.
 Washington, D.C., 20549


 Dear Mr Humphrey

 Re:  Form 10-K for the year ended June 30, 2009
       File No. 000-27881

 In response to your letter dated April 27, 2010, set out below are our responses to your questions and comments. For ease of reading, I have put your questions in parenthesis, followed by our response.

 I have attached a copy of the draft 10-K/A with changes from the previous draft 10-K/A underlined. When we have received advise from the Commission that all questions and comments have been addressed satisfactorily, we will file the amended document.

 "1. We note your assertion in your response to our previous comment 5 that ASIQ and ASI are not companies under common control as ASI's ownership percentage does not exceed 50%. Please note that ownership percentage is only one factor in determining the valuation and accounting for this transaction.. Please tell us the exact percentage of ASIQ you owned in June 2008, "

 At June 2008, ASI Entertainment did not own any shares in ASIQ.

 "how many seats on the each company's board of directors exist, and how many were held in common."

 The Board of ASI Entertainment comprised Richard Lukso (Chairman), Ron Chapman, Graham Chappell and Philip Shiels. The Board of ASIQ comprises Ron Chapman, Graham Chappell and Philip Shiels. Therefore there are three common directors.

 "Further, please tell us whether ASI has or had any rights with regard to choosing the occupants of such seats. "

 ASI Entertainment does not have any rights to appoint directors of ASIQ.

 "Please also tell us whether ASIQ has or had any executives or management in common with ASI, "

                                                                   Page 1 of 3












 Ron Chapman was the CEO of ASI Entertainment, and is the Managing Director / CEO of ASIQ Limited.
 Philip Shiels has been the CFO of ASI Entertainment since inception, and since September 2009 has also been the CEO.

 "and how many of your shareholders are also shareholders of ASIQ (include ownership percentage of ASI). "

 As a result of the restructure, all ASI Entertainment shareholders at December 31 2006 also became shareholders in ASIQ. As part of the restructure, ASI Entertainment raised additional funds and consequently Mr. Eric van der Griend became the major shareholder of ASI Entertainment (currently holds approximately 20% of the issued capital).

 "Specifically, please provide us with a list of the shareholders in each company at December 30, 2006 (presumably the lists will be identical) and provide us with a list of shareholders in each company as of the date of the license agreement in June 2008. We may have further comment on your response. "

 Shareholder lists at December 31, 2006 and 18 June 2008 are attached. As ASIQ is now an independent Australian company, its records are not available to ASIE.

 "2. We note from your response to our previous comment 12 that you did not perform alternative procedures to verify the value of the ASIQ shares that you received in payment of the license fees. Please provide us with a schedule of the individual purchases of ASIQ common shares by unrelated and unaffiliated third parties for cash between the privatization date of ASIQ and the date that you received the shares in consideration for the license fee. For each such purchase, please indicate the date of the transaction, the number of shares purchased (as well as the ownership percentage those shares represented) and the per share price of the purchased shares. We may have further comments upon review of this information. If you are unable to provide such a schedule, please explain why. "

 Again, ASIE does not have access to the records of ASIQ .

 "3. Further, it appears that the $100,000 received in exchange for the two-year Chan agreement should have been amortized over the term of the agreement, and not recognized on the date the agreement was signed as the specified term of 2 years is an element that should be considered under SAB Topic 13.A.3 in determining when revenue should be recognized. Please revise or advise. "

 10-K/A has been adjusted and is attached. The 10-Q for the period ended March 31, 2010 has been lodged and reflects the Chan transaction as requested.


 "4. Refer to our previous comment 18. Please provide to us in your response the disclosure related to the 2,500,000 sale of common stock at $0.02. "

 The 10-Q for the period ended March 31, 2010 will include:

 "Note 3. Issuance of common stock
 During the three month period ended March 31, 2010, the Company issued 2,500,000 shares of common stock and as a result has taken up Common Stock of $250 and Additional Paid-In Capital of $49,750."
                                                                   Page 2 of 3













 and

 "ITEM 1. Unregistered Sales of Equity Securities and Use of Proceeds
 During the three months ended March 31, 2010, the Company has issued 2,500,000 shares of common stock that were not registered under the Securities Act of 1933, as noted in "Note 3. Issuance of common stock" in the Financial Statements above. The offer, sale and issuance of these securities was made in reliance upon the exemption from the registration requirements of the Securities Act provided for by Section 4(2) thereof for transactions not involving a public offering. Appropriate legends have been affixed to the securities issued in these transactions. The purchasers of the securities had adequate access, through business or other relationships, to information about the Company. The funds received from the issue of securities will be used for working capital."


 As requested in your letter, the Company acknowledges that:

  . The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  . Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  . The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please note that our fax number is now +61 3 9662 4266.


 Yours sincerely







 Philip Shiels
 Chief Executive Officer
 and Chief Financial Officer












                                                                   Page 3 of 3